CETERA INVESTMENT SERVICES LLC
(SEC I.D. No. 8-31826)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 as a Public Document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31826

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Cetera Investment Services LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

400 First St. S. Suite 300

(No. and Street)

St. Cloud	**MN**	**56302**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rodney Dowell	**(310) 341-1853**	**rodney.dowell@cetera.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP

(Name – if individual, state last, first, and middle name)

555 W. 5th Street, Floor 27	**Los Angeles**	**CA**	**90013**
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	**34**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Rodney Dowell, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cetera Investment Services LLC (the "Company"), as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: DocuSigned by: Rodney Dowell
8D9401E548DB434...

Title:
Vice President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Deloitte.

Deloitte & Touche LLP

555 W. 5th Street,
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213-688 0100

www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Cetera Investment Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cetera Investment Services LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2026

We have served as the Company's auditor since 2016.

Member of
Deloitte Touche Tohmatsu Limited

1

CETERA INVESTMENT SERVICES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS		
Cash and cash equivalents	$	108,399,991
Cash segregated under federal regulations		103,430,074
Receivable from clearing organizations, brokers and dealers		16,331,665
Receivable from customers		17,987,763
Commissions and fees receivable		20,237,430
Other receivables		11,536,557
Deferred charges		50,085,614
Intangible assets, net of accumulated amortization of $6,660,613		13,833,580
Investments in fractional shares held by customers		10,950,568
Property and equipment, net of accumulated depreciation of $6,579,371		5,755,157
Other assets, net of allowance of $16,583		14,457,193
Total assets	$	373,005,592
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Payables to clearing organizations, brokers and dealers	$	6,943,631
Payables to customers		101,002,314
Commissions payable		44,909,841
Related party payables		4,116,978
Accrued compensation		5,523,508
Accrued expenses and accounts payable		6,541,411
Repurchase obligation for investments held by customers		10,950,568
Other liabilities		32,060,099
Total liabilities		212,048,350
COMMITMENTS AND CONTINGENCIES (Note 10)		
MEMBER'S EQUITY		160,957,242
Total liabilities and member's equity	$	373,005,592

The accompanying notes are an integral part of this Statement of Financial Condition.

CETERA INVESTMENT SERVICES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025

NOTE 1 - ORGANIZATION AND DESCRIPTION OF THE COMPANY

Cetera Investment Services LLC (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides brokerage and insurance services to individuals nationally through financial institutions and independent advisors.

A majority of the financial advisors affiliated with the Company hold both securities and advisory licenses and provide investment advisory services through Cetera Investment Advisors LLC ("CIA"), an affiliated registered investment advisor ("RIA"). As a result, all advisory business generated by the Company's advisors is recorded at CIA.

The Company is a wholly owned subsidiary of Cetera Financial Group, Inc. ("Cetera Financial") which is a wholly owned subsidiary of Cetera Financial Holdings, Inc. ("Cetera Holdings"). Cetera Holdings is a wholly owned subsidiary of Aretec Group, Inc. ("Aretec"). Aretec is a direct wholly owned subsidiary of GC Two Intermediate Holdings, Inc. which is a wholly owned subsidiary of GC Two Holdings, Inc. ("GC Two"). GC Two is a wholly owned subsidiary of GC Three Holdings, LLC ("GC Three").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Statement of Financial Condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition. Accordingly, actual results could differ from those estimates, and these differences could be material.

Cash and Cash Equivalents

Cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and that are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Cash Segregated Under Federal Regulations

The Company segregates cash pursuant to the requirements of Securities and Exchange Commission ("SEC") Rule 15c3-3 for the exclusive benefit of customers.

Receivable from and Payable to Customers

Receivable from and payable to customers include amounts related to cash and margin transactions. Customer cash receivables and payables arise from timing differences in the receipt and disbursement of customer funds. In margin accounts, the Company extends credit to its customers to finance their purchases of securities. Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected in the Statement of Financial Condition.

Commissions and Fees Receivable and Commissions Payable

Commissions and fees receivable includes commissions from brokerage, mutual fund, and direct private placement transactions, traded but not yet received. Commissions and fees receivable also includes mutual fund and annuity trails as well as strategic partner receivables. Commissions payable related to these transactions are recorded based on estimated payout ratios for each product as commission revenue is accrued.

Other Receivables

Other receivables primarily consist of accrued customer account fees and accrued receivables related to cash sweep programs.

Deferred Charges

The Company identifies all significant costs to obtain or fulfill a contract with a financial institution investment program and advisor. These costs include transition and growth allowances and advisor recruiting costs. Transition and growth allowances are provided to the Company's investment programs and are used for costs associated with the program's conversion, growth, and training. Transition and growth allowances are recognized as assets and amortized over the term of the related contractual agreement (typically 5-7 years). Advisor and customer transfer costs are recognized as assets and amortized on a straight-line basis over the estimated 20-year useful life of an advisor relationship and estimated 3-year useful life of a customer relationship, respectively.

The unamortized balance of these assets is presented as Deferred charges in the Company's Statement of Financial Condition. As of December 31, 2025, the Company had unamortized deferred charges of $50,085,614. As of December 31, 2025, the weighted average remaining useful life was 6.3 years.

Intangible Assets

Intangible assets that are deemed to have definite lives are amortized over their useful lives, generally from 4 - 20 years. See Note 6 – "Intangible Assets", for additional information.

Definite-lived intangible assets subject to amortization are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the estimated fair value of the asset or asset group. There was no impairment of definite-lived intangible assets recognized during the year ended December 31, 2025.

Investments in Fractional Shares Held by Customers

The Company offers a Dividend Reinvest Program ("DRIP") that allows investors to reinvest cash dividends into additional shares of the underlying stock which may result in fractional shares transferred to client accounts. Fractional shares held by customers do not meet the criteria for derecognition under ASC 860, "Transfers and Servicing", and as such are accounted for as a secured borrowing (repurchase obligation) with the underlying financial assets pledged as collateral. These financial assets are presented as investments in fractional shares held by customers with a corresponding repurchase obligation for investments held by customers on the Statement of Financial Condition. The Company elected fair value option ("FVO") to measure the repurchase obligation. The fair value of these investments is determined by quoted prices in active markets and are classified as Level 1 within the fair value hierarchy.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned, and securities sold, not yet purchased are recorded on a trade date basis. Securities owned, and securities sold not yet purchased are stated at fair value. As of December 31, 2025, securities owned of $248,615 are included in Other assets and securities sold, not yet purchased of $201,684 are included in Other liabilities in the Statement of Financial Condition. See Note 3 – "Fair Value Measurements" for more information.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation and amortization. Office furniture and equipment, and internally developed and purchased software are depreciated using the straight-line method over their estimated useful lives ranging from 3 to 10 years. Leasehold improvements are amortized over the lesser of their useful lives or the term of the lease. See Note 5 – "Property and Equipment" for more information.

Other Assets

The Company holds non-marketable shares of the Depository Trust & Clearing Corporation that are not publicly traded and do not have readily determinable fair values. These non-marketable shares are measured at their net asset value as a practical expedient and are excluded from the Note 3 - "Fair Value Measurements". Other assets include these non-marketable shares in a privately held equity investment of $4,924,052, which is measured using net asset value.

Other assets also include prepaid expenses, deposits with brokers and dealers and clearing organizations as well as immaterial balance of advisor advances, net of allowance for bad debt. The Company estimates expected credit losses for advisor advances based on evaluation of several factors related to credit risk, including financial advisors' affiliation status and advance purpose. Additionally, we consider overall macro-economic factors that may impact estimated expected credit losses. The methodologies and assumptions used in estimating credit losses are regularly evaluated to determine if our estimates are appropriate with adjustments made on a quarterly basis.

Other Liabilities

Other liabilities include financial institution investment program transition and growth reserves of $29,288,980. As part of these programs, the Company will provide an allowance to the financial institution to support conversion, growth, and training. Transition and growth reserves are initially recorded as liabilities and subsequently adjusted based on the amount of eligible costs reimbursed to the financial institution. The corresponding asset is recorded in Deferred charges in the Statement of

Financial Condition. In addition, Other liabilities include deferred revenue.

Deferred Revenue

The Company records deferred revenue when cash payments are received or due in advance of its performance obligation, including amounts which are refundable. Deferred revenue of $453,339 is included in Other liabilities in the Statement of Financial Condition.

Recently Issued or Adopted Accounting Pronouncements

For the year ended December 31, 2025, there were no accounting pronouncements issued that had a material impact on the Company's Statement of Financial Condition and related disclosures. There were no accounting pronouncements adopted during the period that had a material impact on the Company's Statement of Financial Condition and related disclosures.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on an annual basis. Changes in the type of inputs used in determining fair value may result in a reclassification for certain assets. The Company assumes all transfers occur at the beginning of the reporting period in which they occur. For the year ended December 31, 2025, there were no transfers between Levels 1, 2, and 3.

The Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis by product category as of December 31, 2025 is as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 27,331,473	$ -	$ -	$ 27,331,473
Investments in fractional shares held by customers	10,950,568	-	-	10,950,568
Securities owned - recorded in Other assets:				
Equity securities	-	189,536	-	189,536
Certificate of deposits	-	53,000	-	53,000
Municipal bonds	-	6,079	-	6,079
Total securities owned	-	242,536	-	248,615
Total	$ 38,282,041	$ 242,536	$ -	$ 38,530,656

	Level 1	Level 2	Level 3	Total
Liabilities:				
Repurchase obligation for investments held by customers	$ 10,950,568	$ -	$ -	$ 10,950,568
Securities sold, not yet purchased-recorded in Other liabilities:				
Equity securities	201,684	-	-	201,684
Total securities sold, not yet purchased	201,684	-	-	201,684
Total	$ 11,152,252	$ -	$ -	$ 11,152,252

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets. Publicly traded equity securities with sufficient trading volume are fair valued by management using quoted prices in active markets. Accordingly, they are classified within Level 1. Certificate of deposits, municipal bonds, and convertible preferred equities included in equity securities are fair valued by management using third-party pricing services and are classified as Level 2.

Fair Value of Financial Instruments not Measured at Fair Value

The fair value of cash and cash equivalents and cash segregated under federal and other regulations was estimated to approximate the carrying value and are classified as Level 1 of the fair value hierarchy.

The fair value of receivable from and payables to clearing organizations, brokers and dealers, receivable from and payables to customers, commissions and fees receivable and commissions payable, related party payables, other receivables, deferred charges, accrued compensation, accrued expenses and accounts payable were estimated to approximate the carrying value and are classified as Level 2 of the fair value hierarchy due to their short-term nature.

NOTE 4 - RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS, BROKERS AND DEALERS

Receivable from and payable to clearing organizations, brokers and dealers result from the Company's processing of customer transactions and consisted of the following as of December 31, 2025:

Receivables:		
Omnibus account receivable	$	7,550,008
Fails to deliver		8,781,657
Total		16,331,665
Payables:		
Clearing organization	$	4,551,433
Fails to receive		2,392,198
Total	$	6,943,631

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2025:

Leasehold improvements	$	5,423,048
Office furniture and equipment		6,170,138
Internally developed and purchased software		741,342
Total property and equipment		12,334,528
Less: Accumulated depreciation		(6,579,371)
Total property and equipment, net	$	5,755,157

NOTE 6 –INTANGIBLE ASSETS

The following tables present the components of intangible assets with definite lives subject to amortization as of December 31, 2025:

As of December 31, 2025	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount		Weighted Average Remaining Useful Life (years)
Financial advisor relationships	$	20,494,193	$	(6,660,613)	$	13,833,580	13.5
Total	$	20,494,193	$	(6,660,613)	$	13,833,580	

NOTE 7 - EMPLOYEE BENEFIT PLANS

The employees of the Company are covered by a 401(k) defined contribution plan and a health and welfare plan that are administered by Cetera Financial. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. The health and welfare plan is a self-insured plan sponsored by Cetera Financial. Costs of the plans are allocated to the Company based on rates determined by Cetera Financial. The Company had no separate employee benefit plans in 2025 and relied on Cetera Financial to cover all eligible employees. All benefits that were paid by Cetera Financial were charged back to the Company for reimbursement.

NOTE 8 - RELATED PARTY TRANSACTIONS

Cetera Financial allocates a portion of its general administrative expenses to the Company based on factors including assets total revenues, under management, sales volume, number of personnel and producing advisors. In 2025, the Company allocated expenses to its related party, CIA, per an expense sharing agreement. Further, the Company provides clearing and other services

for which it charges a clearing fee to CIA in connection to its advisory accounts.

The Company provides custodial services for certain customer retirement accounts of three affiliated companies, Cetera Advisors LLC, Cetera Wealth Services LLC and Cetera Financial Specialists LLC.

Because these transactions and agreements are with affiliates, they might not have been the same as those recorded if the Company were not a wholly owned subsidiary of Cetera Financial and affiliated with the other entities.

As of December 31, 2025, the Company had total outstanding Related party payables of $4,116,978 reflected in the Statement of Financial Condition, including an outstanding liability of $4,109,902 to Cetera Financial and immaterial balance of outstanding liabilities to other affiliates. In addition, the Company had $181,520 related party receivable from CIA and $47,982 of related party receivable from other affiliates, which are included in Other assets as of December 31, 2025.

Cetera Financial may fund note receivables as part of the recruitment effort to the Company's advisors. Those notes typically require the payback of principal and interest to Cetera Financial over periods of three to four years. The issuance of these notes by Cetera Financial is typically accompanied by the execution of a bonus agreement, between the financial advisor and the Company, providing for the payment based on the passage of time or attainment of certain production targets.

Given the credit agreements Aretec has with its lenders, in the event of a default the Company's assets could be used to satisfy Aretec's obligations.

NOTE 9 - OFF BALANCE SHEET RISK

The Company is engaged in various principal and brokerage activities with counterparties primarily including broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty.

In the event a customer fails to satisfy its cash or margin account obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral or reduce positions, when necessary.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash in bank deposit accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining the Company's banking relationships with high credit quality financial institutions.

The Company holds securities that can potentially subject the Company to market risk. The amount of potential gain or loss depends on the securities performance and overall market activity. The Company monitors its securities positions on a monthly basis to evaluate its positions and if applicable, may elect to sell all or a portion to limit the loss.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

Service contracts - The Company has contracted for technology processing services. The following table shows the future

annual minimum payments due:

	Year Ended December 31,	
2026	$	4,657,500
2027		5,212,438
2028		5,319,613
2029		471,233
2030		483,014
Thereafter		746,206
Total	$	16,890,004

Line of credit - The Company has a $50,000,000 uncommitted collateralized line of credit with a nationally recognized financial institution. The line of credit does not have a stated expiration. There were no outstanding borrowings as of December 31, 2025.

Legal and regulatory proceedings related to business operations — The Company is involved in legal proceedings from time to time arising out of business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations, as well as incidents involving unauthorized access to accounts, fraudulent transfers and funds-availability schemes. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a loss with regard to a legal proceeding or fraudulent event when it believes it is probable a loss has occurred, and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance. The Company records an insurance receivable when the recovery is probable and the amount can be reasonably estimated.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, SEC, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

NOTE 11 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. The Company computes its net capital pursuant to the alternative method provided for in the Rule 15c3-1, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

10

At December 31, 2025, the Company had net capital of $60,734,482, which was $60,344,581 in excess of required net capital of $389,901.

NOTE 12 – INCOME TAXES

As a single-member limited liability company, the Company is a disregarded entity for federal income tax purposes and therefore does not pay corporate income taxes. The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, and local jurisdictions, where applicable.

NOTE 13 – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer. Operating exclusively in the United States, the Company provides brokerage and insurance services through independent financial advisors. Operations constitute a single segment and therefore, a single reportable segment because the chief operating decision makers ("CODM") manage business activities using information of the Company as a whole. The CODM, listed below, uses net income, including significant expenses such as commissions, to evaluate the business's performance, predominantly in the forecasting process, management of resources, and to make operational decisions to manage the Company. The Company does not have any customers that individually account for over 10% of revenues.

Chief Executive Officer, Cetera Holdings
Chief Financial Officer, Cetera Financial Group

The Company's financial statements contain all pertinent information, including assets, net income, and significant expenses, utilized by the CODM to manage the Company. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 14 - SUBSEQUENT EVENTS

The Company has evaluated activity through the date the financial statement was issued and concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statement.

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